UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52078P102

(CUSIP Number)

Symphony Technology II GP, LLC

4015 Miranda Avenue

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC 01-0586867

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,652,359 (1)

	9.	Sole Dispositive Power 0

CUSIP No. 52078P102

10.	Shared Dispositive Power 25,652,359 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,652,359 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P. 01-0586852

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,652,359 (1)

	9.	Sole Dispositive Power 0

CUSIP No. 52078P102

10.	Shared Dispositive Power 25,652,359 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,652,359 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,652,359 (1)

	9.	Sole Dispositive Power 0

CUSIP No. 52078P102

10.	Shared Dispositive Power 25,652,359 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,652,359 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)

The reported securities are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”). Symphony Technology II GP, L.P. (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner. Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP. By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above. Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Lawson Software, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 380 St. Peter Street, St. Paul, Minnesota, 55102.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Symphony Technology II GP, LLC, a Delaware limited liability company (“Symphony GP”), (2) Symphony Technology II-A, L.P., a Delaware limited partnership (“Symphony”) and (3) Dr. Romesh Wadhwani (“Dr. Wadhwani”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 99.1.  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each managing member of Symphony GP (the “Managing Persons”).

(b) The business address for each of the Reporting Persons is 4015 Miranda Avenue, Palo Alto, California 94304.

(c) The principal business of Symphony is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.

The principal business of Symphony GP is acting as the sole general partner of Symphony.  Dr. Wadhwani is the Managing Director of Symphony GP.

Dr. Wadhwani’s principal occupation is serving as the Managing Partner of Symphony Technology Group, LLC and Managing Director of Symphony GP.  Dr. Wadhwani is also a director of the Company.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Symphony GP and Symphony is organized under the laws of the State of Delaware.  Dr. Wadhwani is a United States citizen.

Item 3.	Source Amount of Funds or Other Consideration

Symphony acquired 24,446,941 shares of Common Stock in connection with the offer (the “Offer”) by the Company to exchange (i) 0.5061 shares of Common Stock for each Series A share of Intentia (“Series A Shares”) outstanding, (ii) 0.4519 shares of Common Stock for each Series B share of Intentia (“Series B Shares”) outstanding and (iii) 0.2157 shares of Common Stock for each outstanding warrant to purchase Series B Shares (the “Series B Warrants” and, together with the Series A Shares and Series B Shares, the “Intentia Securities”).  On April 25, 2006, the Company announced the completion of the Offer, pursuant to which Symphony received 24,446,941 shares of Common Stock in exchange for (i) 2,253,724 Series A Shares, (ii) 40,595,776 Series B Shares and (iii) 23,000,000 Series B Warrants.

As described more fully in Item 6 of this Statement, which is incorporated herein by reference, Symphony is party to the Put/Call Agreements, pursuant to which the Tennenbaum Funds have the right to require Symphony to purchase from the Tennenbaum Funds, and Symphony has the right to require the Tennenbaum Funds to sell to Symphony, up to an aggregate of 587,918 shares of Common Stock.  The exercise price of the Put Option or Call Option includes accumulated interest to the date of such exercise and therefore is determined at the time of such exercise.  Symphony expects that any funds used by Symphony to purchase shares of Common Stock upon the exercise of the Put Option or Call Option would be paid out of working capital. Symphony made no payment upon entering into the Put/Call Agreements.

In January 2005, Symphony acquired 617,500 shares of Common Stock in a series of open market transactions at prevailing market rates.  The aggregate purchase price for these shares of Common Stock was $4,034,965, and the funds used to make these purchases were paid out of working capital.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Offer, Symphony acquired 24,446,941 of the shares of Common Stock reported on this Statement in exchange for the Intentia Securities.  Symphony acquired the Intentia Securities for investment and in the ordinary course of business.

Following the consummation of the Offer, Dr. Wadhwani was appointed as a director of the Company effective April 25, 2006.

Symphony acquired 617,500 of the shares of Common Stock reported on this Statement for investment and in the ordinary course of business, and not for the purpose of acquiring control of the Company.

Pursuant to the terms of the Put/Call Agreements, Symphony has the right to acquire 587,918 of the shares of Common Stock reported on this Statement.  The Reporting Persons expect that any acquisition of shares of Common Stock by Symphony pursuant to the Put/Call Agreements will be for investment and in the ordinary course of business, and not for the purpose of acquiring control of the Company.

The Reporting Persons may review Symphony’s investment in the Company on a continuing basis and any of the Reporting Persons may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock, depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares or engaging in any hedging or similar transactions with respect to the Shares.  Except as set forth above, the Reporting Persons and, to the knowledge of the Reporting Persons, the Managing Persons, have no present plans or intentions that would result in or relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Persons may be deemed to beneficially own an aggregate of 25,652,359 shares of Common Stock (the “Shares”), consisting of 25,064,441 Shares held directly by Symphony and 587,918 Shares which Symphony has the right to acquire pursuant to the Put/Call Agreements.

The Company has informed the Reporting Persons that there were 183,180,928 shares of Common Stock issued and outstanding as of April 25, 2006.  The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 14% of the outstanding shares of Common Stock as of April 25, 2006.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

(b)  25,681,941 shares of Common Stock are owned directly by Symphony.  Symphony has the right to acquire an additional 587,918 shares of Common Stock pursuant to the Put/Call Agreements described more fully in Item 6, which is incorporated herein by reference.  Symphony GP controls the voting and disposition of the Shares through the account of Symphony, of which Symphony GP is the sole general partner.  Dr. Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the Shares held directly by Symphony.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c)  Except for the transactions described in Item 3 above related to the completion of the Offer, which is herein incorporated by reference, there have been no transactions in Common Stock by the Reporting Persons in the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the Managing Persons has beneficial ownership of any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Symphony is party to Put and Call Option Agreements, as amended (the “Put/Call Agreements”), entered into with Special Value Expansion Fund, LLC (“SVEF”) and Special Value Opportunities Fund, LLC (“SVOF” and, together with SVEF, the “Tennenbaum Funds”), funds managed by Tennenbaum Capital Partners, LLC, pursuant to which Symphony has the right to require the Tennenbaum Funds to sell to Symphony (the “Call Option”), and the Tennenbaum Funds have the right to require Symphony to purchase from the Tennenbaum Funds (the “Put Option”), up to an aggregate of 1,161,664 Series A Shares (345,049 of which are held by SVEF and 816,615 of which are held by SVOF) (the “Option Shares”).

The Put/Call Agreements provide that, if the Tennenbaum Funds accept a public offer in exchange for the Option Shares, the Put/Call Agreements shall apply to the new shares of the acquiring company and the number of Option Shares shall be adjusted to equal the number of shares received by the Tennenbaum Funds as consideration for the Option Shares.  In connection with the Offer, the Tennenbaum Funds received 587,918 shares of Common Stock in exchange for the 1,161,664 Series A Shares held by the Tennenbaum Funds based on an exchange rate of 0.5061 shares of Common Stock per Series A Share.

The Put/Call Agreements set the original exercise price of the Call Option or Put Option at $2.92 per Option Share, plus applicable interest as set forth the Put/Call Agreements.  The Put/Call Agreements provide that, following the exchange of the Option Shares in a public offer, the exercise price shall be adjusted to be equal to the original exercise price per Option Share, including applicable interest, multiplied by the number of Option Shares held by the Tennenbaum Funds prior to the share exchange, divided by the number of shares received by the Tennenbaum Funds as consideration for the share exchange. In connection with the Offer and pursuant to this adjustment mechanism, the exercise price of the Put Option and Call Option was approximately $6.49 per share as of the completion of the Offer.

This description of the Put/Call Agreements does not purport to be complete and is qualified in its entirety by the text of the Put/Call Agreements and the amendments related thereto, copies of which are attached as Exhibits 99.2 through 99.7 and which are incorporated by reference herein.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

The responses set forth in Item 3, 4 and 5 of this Statement are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document
99.1	Joint Filing Agreement dated May 5, 2006, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P. and Dr. Romesh Wadhwani.
99.2	Put and Call Option Agreement, dated February 9, 2005, by and between Symphony Technology II-A, L.P. and Special Value Opportunities Fund, LLC
99.3	Put and Call Option Agreement, dated February 9, 2005, by and between Symphony Technology II-A, L.P. and Special Value Expansion Fund, LLC
99.4	Amendment No. 1 to Put and Call Option Agreement, dated July 25, 2005, by and between Symphony Technology II-A, L.P. and Special Value Opportunities Fund, LLC
99.5	Amendment No. 1 to Put and Call Option Agreement, dated July 25, 2005, by and between Symphony Technology II-A, L.P. and Special Value Expansion Fund, LLC
99.6	Amendment No. 2 to Put and Call Option Agreement, dated March 31, 2006, by and between Symphony Technology II-A, L.P. and Special Value Opportunities Fund, LLC
99.7	Amendment No. 2 to Put and Call Option Agreement, dated March 31, 2006, by and between Symphony Technology II-A, L.P. and Special Value Expansion Fund, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2006
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Member

SYMPHONY TECHNOLOGY II-A, L.P. By Symphony Technology II GP, LLC, its general partner

By:	/s/ Romesh Wadhwani
Name:	Romesh Wadhwani
Title:	Managing Member

ROMESH WADHWANI
/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the managing members of Symphony Technology II GP, LLC are set forth below. If no address is given, the managing member’s principal business address is 4015 Miranda Avenue, Palo Alto, California 94304. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Symphony Technology Group, LLC.

Name and Business Address	Principal Occupation	Citizenship
Herbert Hunt	Executive Vice President, Operations	United States
William Chisholm	Managing Director	United States
Douglas Smith	Managing Director	United States

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Joint Filing Agreement dated May 5, 2006, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P. and Dr. Romesh Wadhwani.
99.2	Put and Call Option Agreement, dated February 9, 2005, by and between Symphony Technology II-A, L.P. and Special Value Opportunities Fund, LLC
99.3	Put and Call Option Agreement, dated February 9, 2005, by and between Symphony Technology II-A, L.P. and Special Value Expansion Fund, LLC
99.4	Amendment No. 1 to Put and Call Option Agreement, dated July 25, 2005, by and between Symphony Technology II-A, L.P. and Special Value Opportunities Fund, LLC
99.5	Amendment No. 1 to Put and Call Option Agreement, dated July 25, 2005, by and between Symphony Technology II-A, L.P. and Special Value Expansion Fund, LLC
99.6	Amendment No. 2 to Put and Call Option Agreement, dated March 31, 2006, by and between Symphony Technology II-A, L.P. and Special Value Opportunities Fund, LLC
99.7	Amendment No. 2 to Put and Call Option Agreement, dated March 31, 2006, by and between Symphony Technology II-A, L.P. and Special Value Expansion Fund, LLC